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October 5, 2010

'CORRESP'

United States Securities and Exchange Commission
100 F Street N.E.
Washington, D.C.  20549

Attention:	Mindy Hooker, Division of Corporation Finance Anne McConnell
John Hartz, Senior Assistant Chief Accountant

Re:	China America Holdings, Inc.
Form 10-KT for the period ended September 30, 2009
Form 10-Q for the quarter ended June 30, 2010
File No. 0-53874

Ladies and Gentlemen:

China America Holdings, Inc. (the “Company”) is in receipt of the staff’s comment letter dated September 21, 2010. Following are the Company’s responses to the staff’s comments contained in such letter.

Form 10 –KT for the period ended September 30, 2009

Consolidated Financial Statements
Note 1 – Organization and Summary of Significant Accounting Policies, Page F-7

1.
We note your response to prior comments three and the additional disclosures included in your Form 10-Q for the period ended June 30, 2010. Given the significance of your consolidation policy, please revise all future filings to include your consolidation policy as a critical accounting policy. Please ensure that your disclosure address: the fact that you have not fully funded your obligation under the Member Purchase Agreement; the fact that the Member Purchase Agreement does not include a specific remedy for not funding your obligation; your belief that you have not breached the Member Purchase Agreement based on the extensions you have obtained; the potential risks and consequences of not fully funding your obligation or of not obtaining future extensions; and your belief that the minority interests do not have substantive participating rights.

RESPONSE: The Company acknowledges the staff’s comment and it will include the requested additional disclosure in all future filings as a critical accounting policy.

2.
Based on your response to prior comment three and the additional disclosures included in your Form 10-Q for the period ended June 30, 2010, specifically the significance of your consolidated operating subsidiary, please revise all future filings to include parent-only financial information, including summarized balance sheet and statement of operations disclosure for each period that you provide consolidated financial statements. Also, please revise all future filings to address the restrictions on the ability of your operating subsidiary to distribute funds to the holding company.

RESPONSE: The Company acknowledges the staff’s comment and it will include the requested parent-only financial information for each disclosure period that it provides consolidated financial statements, as well as providing additional disclosure addressing the restrictions on the ability of the operating subsidiary to distribute funds to the holding company.

Form 10-Q for the quarter ended June 30, 2010

Note 2 – Acquisition, Page 13

3.	We read your responses to prior comments four and six and note that AoHong was a major customer of Jinqian. Please address the following:

•	Further explain to us the relationship between AoHong and Jinqian including the nature of any transactions between these entities;
•	Quantify the dollar value of any transactions between these entities;
•	Explain whether you continue to operate Jinqian in any manner subsequent to its acquisitions, and;
•	Address the specific nature of the transaction between you and Jinqian that lead to the error in inventory and cost of sales that you subsequently corrected.

RESPONSE:  Prior to Shanghai Wuling Environmental Material Co., Ltd.’s ("Wuling") (a wholly owned subsidiary of the Company) September 2009 acquisition of Shanghai Jinqian Chemical Co., Ltd. (“Jinqian”), Jinqian provided coolant tank refurbishment services and sold related products and services to AoHong and Wuling.  Jinqian derived most of its revenues from AoHong and Wuling.  After Wuling’s September 2009 acquisition of Jinqian, Jinqian’s financial results were accounted for as a wholly-owned subsidiary of AoHong beginning in its financial statements for the three month period ended December 31, 2009 included in the Company’s Form 10-Q/A (Amendment No. 1) filed with the SEC on June 4, 2010.  For the three months ended December 31, 2009, Jinqian generated revenues of approximately $2,714,281 from AoHong and Wuling, which included $1,357,466 in service fees for coolant tank refurbishment services and $1,306,785 from the sale of dichloromethane solvent.  After Wuling’s acquisition of Jinqian, it continued to provide coolant tank refurbishment services and related product sales and services to AoHong and Wuling.

The transaction between the Company and Jinqian that led to the error in inventory and cost of sales pertained to a coolant sales transaction covering approximately 598 metric tons of F22-1 coolant compound for sales to Shanghai Menda Trading Company Ltd. (“Shanghai Menda”), an unrelated third party, which was never consummated.  Prior to the end of the first quarter of fiscal 2010, Shanghai Menda cancelled the transaction as a result of a price increase for the F22-1 coolant. While making the reverse entries for the cost of sales and inventory for this transaction the entries were inadvertently booked twice which understated the cost of sales by $738,382, the tax payable by $712 and the foreign currency translation gain by $126, and overstated the inventory by $737,544.

        With a view towards enhancing its financial reporting the Company will make the following separate disclosures on Form 10-K for the period ended September 30, 2010 to the extent appropriate:

        We inadvertently booked twice an adjusting accounting entry to reverse the reduction inventory and increase in cost of goods sold in connection with the cancellation of Aohong’s $738,382 sale of F22-1 coolant compound to an unrelated third party. The effect of the accounting error resulted in an understatement of cost of goods sold by $738,382, tax payable by $712 and foreign currency translation gain by $126, and overstated our inventory by $737,544 as included in our financial statements for the three months ended December 31, 2009 as included in our Quarterly Report on Form 10-Q.

The Company trusts the foregoing sufficient responds to the staff’s comments.

Sincerely,

/s/ James M. Schneider
James M. Schneider

cc:	Mr. Shaoyin Wang, CEO
Sherb & Co., LLP